Exhibit 99.92

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces 2nd Quarter FY-2013 Quarterly Results

Toronto, Ontario – May 9, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the quarter-ended March 31, 2013 (“Q2-2013”). The Company’s Quarterly Consolidated Financial Statements, along with Management’s Discussion and Analysis, has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com. Unless noted otherwise, all dollar amounts are in US dollars.

Selected Summary Financial Information

$000's	As at March 31, 2013	As at September 30, 2012
Financial Position:
Working Capital	$33,109	$44,080
Property, plant and equipment	$139,623	$133,085
Total assets	$225,087	$239,808
Total long-term liabilities	$36,488	$38,446

$000, except per share data	Quarter-ended March 31, 2013	Quarter-ended December 31, 2012	Six months ended March 31, 2013
Results of Operations:
Total revenues	$34,087	$8,927	$43,014
Net Income (loss)	$(7,756)	$(2,256)	$(10,012)
Basic & diluted net income (loss per share)	$(0.01)	$(0.00)	$(0.01)

Company Financial and Operational Highlights for Q2-2013:

-	Generated $14.7 million in cash flow from operations.
-	Sold 533,334 pounds of U3O8, all of which was pursuant to term contracts at an average realized price of $56.23 per pound.
-	Sold 667,000 pounds of V2O5 at an average realized price of $6.06 per pound.
-	Production at the White Mesa Mill totaled 290,600 pounds of U3O8 and 812,600 pounds of V2O5. U3O8 production included 51,600 pounds of U3O8 from alternate feed materials and 239,000 pounds of U3O8 from conventional ore primarily from the Company’s Pandora and Beaver mines.
-	The production cash cost was $39.57 per pound of U3O8.
-	As of March 31, 2013, the Company had working capital of $33.1 million, including cash and cash equivalents of $13.0 million, marketable securities of $0.5 million and 113,000 pounds of uranium concentrate and work-in-process inventory which, based on spot market prices as of March 31, 2013, had a market value of $4.8 million.

-	On January 18, 2013, Energy Fuels announced a toll milling agreement with Laramide Resources Ltd. (“Laramide”) whereby Energy Fuels' White Mesa Mill will process all material produced from Laramide's 100% owned and operated La Sal II uranium mine in Utah. This toll milling agreement emphasizes the strategic position of Energy Fuels’ 100% owned White Mesa Mill as the only operating conventional uranium mill in the United States.
-	On January 28, 2013, Energy Fuels acquired 9,439,857 common shares of Virginia Energy Resources Inc. (“Virginia Energy”) at a price of Cdn$0.42 per share, representing a 16.5% ownership interest in Virginia Energy. Virginia Energy, which is listed on the TSX Venture Exchange (Ticker: VUI), owns 100% of the Coles Hill Project in Virginia, the largest known conventional uranium deposit in the U.S. As consideration for this investment, Energy Fuels paid Cdn$250,000 in cash and issued 21,851,411 common shares of Energy Fuels to Virginia Energy. Concurrent with the closing of this investment, Graham Moylan, Energy Fuels’ Chief Financial Officer, joined Virginia Energy’s Board of Directors.

Energy Fuels Outlook for the Fiscal Year Ended September 30, 2013 (“FY-2013”)

Energy Fuels continues to execute its corporate strategy which balances prudent, measured operations during the current uranium price environment, while concurrently positioning the Company to realize the economic benefits of anticipated improvements in the price of uranium through select development expenditures and care and maintenance activities. Energy Fuels believes the long-term uranium market outlook remains positive (as outlined below in Market Outlook for FY-2013) and is supported by strong supply and demand fundamentals within the sector. However, the Company anticipates that short-term price weakness could persist.

Energy Fuels remains focused on relatively lower cost sources of production from its Arizona Strip mines and alternate feed materials. These will provide Energy Fuels with the U3O8 required for delivery pursuant to its term contracts. By doing so, the Company aims to maximize its realized sales price per pound of U3O8 and minimize its marginal cash cost of production. Consistent with this strategy, Energy Fuels is pleased to provide the following operational update.

The Company has determined that it can realize production efficiencies by milling its entire stockpile of conventional ore, including the ore stockpiled as of March 31, 2013 (mainly comprised of Arizona Strip and Daneros ore), during the quarter-ended June 30, 2013 (“Q3-2013”). As such, the Company has elected to increase its production forecast for FY 2013. The Company expects to resume conventional ore processing during the second half of FY-2014. The processing of alternate feed materials is expected to continue through the remainder of FY-2013 and into FY 2014. Mining activities are expected to continue on the Arizona Strip for the remainder of FY-2013 and into FY-2014.

Energy Fuels expects improvements in the uranium price over the medium to long-term and is maintaining, and selectively growing, its asset base in a manner that positions the Company to realize the associated economic benefits of a higher uranium price. Production at the Pinenut mine in Arizona is currently anticipated to begin in Q3-2013. The Company placed its formerly producing mines on the Colorado Plateau on care and maintenance. Development of the Canyon Mine in Arizona is anticipated to continue, securing a relatively lower-cost ore feed to the White Mesa Mill. Permitting at the Sheep Mountain Project is anticipated to continue, advancing a second major production center for the Company. The Company is evaluating potential new supplies of alternate feed materials for the White Mesa Mill (which carry no mining costs). The Company will continue to evaluate additional toll milling and/or ore purchase agreements with third-parties who own uranium properties within trucking distance of the White Mesa Mill. Energy Fuels will also continue to evaluate growth through accretive acquisitions.

As outlined below, Energy Fuels provides the following updated outlook for FY-2013 and provides the following outlook for uranium sales and production for Q3-2013:

-	FY-2013 Sales: The Company expects to sell 1,000,000 to 1,050,000 pounds of U3O8 during FY- 2013, of which 957,000 pounds is expected to be sold under term contracts and the remainder sold into the spot market. V2O5 sales are estimated to be between 1,500,000 and 1,600,000 pounds during FY-2013.
-	Q3-2013 Sales: The Company expects to sell 50,000 pounds U3O8 during Q3-2013 of which 100% will be sold pursuant to term contracts.
-	FY-2013 Production: The Company expects to produce approximately 1,175,000 pounds of U3O8 during FY-2013, from both conventional ore and alternate feed sources. Conventional ore production is expected to include ore mined from the Beaver, Pandora, Arizona 1 and Daneros mines. Given the expected processing of Beaver and Pandora ores, Energy Fuels also anticipates production of between 1,500,000 and 1,600,000 pounds of V2O5 in FY -2013.
-	Q3-2013 Production: The Company expects to produce 500,000 to 550,000 pounds of U3O8 during Q3-2013, sourced from alternate feed sources and conventional ore from the Beaver Pandora, Arizona 1 and Daneros mines.
-	FY-2013 Mining Activities: Mining on the Arizona Strip is expected to continue during FY- 2013 at the Arizona 1 and Pinenut mines. Effective October 17, 2012, the Company placed the Daneros and Beaver mines on standby. In addition, the Pandora mine was placed on standby in December 2012.
-	FY-2013 Project Development: Energy Fuels plans to selectively invest in high priority development projects and maintain general permitting and exploration activities during FY -2013. The Company expects to continue development of the Canyon mine in Arizona in FY-2013, which included the commencement of shaft sinking in March 2013. The Company anticipates development expenditures at the Canyon mine to be $3.9 million to $4.4 million during FY-2013. In addition, Energy Fuels expects to continue permitting activities at the Sheep Mountain Project at an anticipated cost of approximately $1.1 million during FY-2013. The Company expects other permitting and exploration expenditures to be approximately $1.8 million for FY-2013.

Market Outlook for FY-2013

The uranium market has seen little change over the past quarter, with the spot price and term price remaining relatively stable. During the last quarter, sales volumes remained low, and there was little impetus for new long-term contracts. As a result, the spot price of uranium dropped $1.00/lb. from $43.25/lb. to $42.25/lb. , according to TradeTech. As of May 9, 2013, the spot price was $40.60/lb. During the last quarter, TradeTech’s long-term price indicator remained unchanged at $57.00/lb.

While Energy Fuels continues to anticipate modest uranium market improvements in FY-2013, and into FY-2014, significant market improvements will require a market catalyst. Catalysts include the restart of nuclear reactors in Japan following the issuance of final safety guidelines in July, further delays in new uranium mining projects around the world, or stronger than anticipated demand.

Nevertheless, long-term demand fundamentals within the uranium sector remain strong. China, Russia, India, the U.S., the UK, Saudi Arabia and Brazil continue to develop nuclear power plants. Globally, there are now 66 nuclear reactors under construction, and 479 nuclear reactors are planned or proposed (versus 65 and 484, respectively, in the last quarter), as reported by the World Nuclear Association. Indeed, China and India plan to begin operation at eight nuclear reactors this year. In addition, long-term supplies may not meet demand, as uranium mining projects around the world continue to be delayed and shelved as a result of the current price weakness. When prices strengthen and new projects are proposed, it will likely take several years for these projects to be permitted and go into production. On the other hand, new supplies from government-controlled entities are not market driven and may come online sooner.

In addition, several positive market indicators are described below:

-	The discontinuation of the US-Russia highly enriched uranium (“HEU”) agreement in November 2013 appears certain. This could remove as much as 24 million pounds of uranium from World supplies. In addition, the delay of several very large, new uranium development projects could constrict uranium supply over the medium- to long-term. Globally, reactor demand for U3O8 is currently about 183 million lbs. annually to supply just the currently operating units. Primary uranium production from operating mines is about 152 million lbs. annually. The 31 million lb. gap is filled with secondary supplies drawn from various inventories around the world which continue to diminish, most notably the removal of up to 24 million pounds from Russian HEU.

-	Nuclear reactor “new-build” activity remained firm throughout the market disruption caused by the natural disaster at Fukushima. According to the World Nuclear Association, there are about the same number of reactors in operation, under construction, planned and proposed now as there were prior to Fukushima. The 66 reactors now under construction will generate almost 33 million lbs. per year of new demand for U3O8, and should all 479 reactors currently planned and proposed be constructed, that will more than double the current annual global demand for U3O8.

-	The supply of uranium will likely be restricted due to the depressed U3O8 price since Fukushima. Uranium pricing has not only caused the delay of major announced uranium mining projects, but has also slowed the development of new projects worldwide.

-	On January 14, 2013, the shareholders of Uranium One Inc. (“U1”) approved a transaction whereby ARMZ Uranium Holding Co. (“ARMZ”), an affiliate of a Russian state-owned uranium mining company, will take U1 private. This transaction could divert Kazakh production to Russia and further limit the global availability of uranium. Russia itself has 33 reactors currently in operation, ten more under construction, and 44 planned or proposed. Energy Fuels believes the timing and nature of this transaction may signal a market bottom for uranium.

Based on these factors, Energy Fuels believes the market will see a modest strengthening of the uranium spot price by the end of 2013 with accelerated strengthening expected into 2014. However, in the short-term, the Company believes the spot price will remain in the low $40 range, and possibly dropping below $40, before a recovery begins. Despite the challenging short-term market environment, Energy Fuels believes it is well positioned to execute the Company’s business plan.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com